RSM Alberta LLP

777 8th Ave SW
Suite 1400
Calgary, AB T2P 3R5

O +1 403 298 1500
F +1 403 298 5814

www.rsmcanada.com

December 22, 2021

To: Alberta Securities Commission

 British Columbia Securities Commission

We have read the statements made by Alpine Summit Energy Partners, Inc. in the Notice of Change of Auditor dated December 22, 2021, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated December 22, 2021.

Yours truly,

Chartered Professional Accountants